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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                SCHEDULE 13G/A
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b),(c) and (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)

                                FMC CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   302491303
                                (CUSIP Number)

                               DECEMBER 31, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               X   RULE 13D-1(B)
                                   RULE 13D-1(C)
                                   RULE 13D-1(D)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  302491303

1.   Name of Reporting Persons
     IRS Identification No. of Above Persons (entities only):

     Loomis, Sayles & Company, L.P.
     I.R.S. Tax I.D. No. 04-3200030

2.   Check the Appropriate Box if a Member of a Group*
     (a) [_]
     (b) [_]

3.   SEC USE ONLY

4.   Citizenship or Place of Organization:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   Sole Voting Power: 2,003,297

6.   Shared Voting Power: none

7.   Sole Dispositive Power:  none

8.   Shared Dispositive Power: 2,003,297

9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person: 2,003,297

10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares*:  [_]

11.  Percent of Class Represented by Amount in Row: 5.70%

12.  Type of Reporting Person:   IA

ITEM 1.   (a)  Name of Issuer:
               FMC Corporation
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     (b)  Address of Issuer's Principal  Executive Offices:

          200 East Randolph Drive
          Chicago, Illinois 60601

ITEM 2.     (a)   Name of Person Filing:
                  Loomis, Sayles & Company, L.P.

            (b)   Address of Principal Business Office or, if none, Residence:
                  One Financial Center, Boston, MA 02111

            (c) Citizenship:  Delaware

            (d) Title of Class of Securities:  Common Stock*
                *Reporting person is filing this Schedule 13G with respect to shares that it has a right to acquire as a result of its beneficial ownership of convertible securities.

            (e)   CUSIP Number: 302491303

ITEM 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            (a)  [_]  Broker or dealer registered under Section 15 of the Act

            (b)  [_]  Bank as defined in Section 3(a)(6) of the Act

            (c)  [_]  Insurance company as defined in Section 3(a)(19) of the
                      Act

            (d)  [_]  Investment company registered under Section 8 of the
                      Investment Company Act

            (e)  [X]  An investment adviser in accordance with Rule 13d-
                      1(b)(1)(ii)(E);

            (f)  [_]  An employee benefit plan or endowment fund in accordance with Rule  13d-1(b)(1)(ii)(F);

            (g)  [_]  A parent holding company or control person, in accordance with Rule  13d-1(b)(ii)(G);

            (h)  [_]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
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            (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

            (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box: [_].

ITEM 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned: 2,003,297

     (b)  Percent of Class: 5.70%

     (c)  Number of shares as to which such person has:

            (i)    sole power to vote or to direct the vote: 2,003,297

            (ii)   shared power to vote or to direct the vote:   none

            (iii)  sole power to dispose or to direct the disposition of:  none

            (iv)   shared power to dispose or to direct the disposition of:
                   2,003,297

ITEM 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

ITEM 6.     Ownership of more than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Clients of Reporting Person have such a right, none of whom has such interest relating to more
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than 5% of class.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.

If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

ITEM 8.   Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d) attach an exhibit stating the identity of each member of the group.

Not Applicable.

ITEM 9.   Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

ITEM 10.  Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jeffrey L. Meade


/s/ Jeffrey L. Meade
-----------------------------
Signature

Date: February 10, 1999
Jeffrey L. Meade
Executive Vice President and Chief Operating Officer